Exhibit 4.17

COMPENSATION POLICY

[Effective as of May 18, 2014 and amended on July 30, 2015]

CAESARSTONE SDOT YAM LTD.

Compensation Policy for Executive Officers and Directors

A.	Overview and Objectives

1.	Introduction

This document sets forth the Compensation Policy for Executive Officers and Directors (this “Compensation Policy” or “Policy”) of Caesarstone Sdot-Yam Ltd. (“Caesarstone” or the “Company”), in accordance with the requirements of the Companies Law, 5759-1999 (the “Companies Law”).

Compensation is a key component of Caesarstone's overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals that will enhance Caesarstone's value and otherwise assist Caesarstone to reach its business and financial long term goals. Accordingly, the structure of this Policy is established to tie the compensation of each officer to Caesarstone's goals and performance.

For purposes of this Policy, “Executive Officers” shall mean “Office Holders” as such term is defined in Section 1 of the Companies Law, excluding, unless otherwise expressly indicated herein, Caesarstone's directors. Executive Officers and directors may include also related parties, such as members of Kibbutz Sdot Yam, the Company's controlling shareholder.

This Compensation Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Compensation Policy is approved by the shareholders of Caesarstone and shall serve as Caesarstone’s Compensation Policy for three (3) years commencing as of its adoption.

The Compensation Committee and the Board of Directors of Caesarstone (the “Board”) shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

It is hereby clarified that nothing in this Compensation Policy shall be deemed to grant any of Caesarstone’s Executive Officers or directors or employees or any third party any right or privilege in connection with their employment by the Company. Such rights and privileges shall be governed by the respective personal employment agreements.

2.	Objectives

Caesarstone's objectives and goals in setting this Compensation Policy are to attract, motivate and retain highly experienced personnel who will provide leadership for Caesarstone's success and enhance shareholder value, while supporting a performance culture that is based on merit, and differentiates and rewards excellent performance in the long term, while recognizing Caesarstone's core values. To that end, this Policy is designed, among others:

2.1.	To closely align the interests of the Executive Officers with those of Caesarstone's shareholders in order to enhance shareholder value;

2.2.
To provide the Executive Officers with a structured compensation package, including competitive salaries, performance-motivating cash and equity incentive programs and benefits, and to promote for each Executive Officer an opportunity to advance in a growing organization;

2.3.	To strengthen the retention and the motivation of Executive Officers in the long term;

2.4.	To provide appropriate awards for actual superior individual and corporate performance; and

2.5.	To maintain consistency in the way that Executive Officers are compensated.

3.	Compensation structure and instruments

3.1.	Compensation instruments under this Compensation Policy may include the following:

3.1.1.	Base salary;

3.1.2.	Benefits and perquisites;

3.1.3.	Cash bonuses;

3.1.4.	Equity based compensation; and

3.1.5.	Retirement and termination of service arrangements.

3.2.
Any grant of Compensation instrument shall be subject to this Compensation Policy and to the obtainment of all approvals required under any applicable law. Grant of any compensation to the Company's CEO shall be subject to any approval required under any applicable law.

4.	Inter-Company Compensation Ratio

4.1.
In the process of drafting this Policy, Caesarstone’s Board and Compensation Committee have examined the ratio between employer cost associated with the engagement of the Executive Officers and the average and median employer cost of the other employees of Caesarstone (including contractor employees as defined in the Companies Law), per territory and on a global basis (the “Ratio”).

4.2.
The possible ramifications of the Ratio on the work environment in Caesarstone were examined and will continue to be examined by the Company from time to time in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in Caesarstone.

5.	Overall Compensation - Ratio Between Fixed and Variable Compensation

This Policy aims to balance the mix of "Fixed Compensation" (comprised of base salary, benefits and perquisites) and "Variable Compensation" (comprised of cash bonuses and equity based compensation) in order to, among other things, appropriately incentivize Executive Officers to meet Caesarstone's short and long term goals while taking into consideration the Company’s need to manage a variety of business risks.

The value of the annual target Variable Compensation of each Executive Officer, to which such Executive Officer may be entitled subject to meeting his or her respective key performance indicators and/or by way of equity based incentives, shall be of value of at least 30% of such Executive Officer's annual Fixed Compensation.

B.	Base Salary, Benefits and Perquisites

6.	Base Salary

6.1.
The base salary, for the purpose of this Policy, means the monthly fixed payment due to an Executive Officer whether an Executive Officer is an employee who is paid a salary or a contractor whose monthly consideration is paid against a tax invoice, in which case, the base salary shall be deemed as 70% of the monthly payment against a tax invoice.

6.2.
The base salary varies between Executive Officers, and is individually determined according to the educational background, prior vocational experience, qualifications, role, business responsibilities and the past performance of the Executive Officer.

6.3.
Since a competitive base salary is essential to Caesarstone's ability to attract and retain highly skilled professionals, Caesarstone will seek to establish a base salary that is competitive with the base salaries paid to comparable Executive Officers, while considering, among others, Caesarstone's size, performance and field of operation and the geographical location of the Executive Officer employed as well as his personal and professional skills.

7.	Benefits and Perquisites

7.1.	The following benefits and perquisites may be granted to the Executive Officers in order, among other things, to comply with legal requirements:

7.1.1.	Vacation days in accordance with applicable law and market practice;

7.1.2.	Sick days in accordance with applicable law and market practice;

7.1.3.	Convalescence pay according to applicable law and market practice;

7.1.4.	Monthly remuneration for a study fund, as allowed by applicable law and with reference to Caesarstone's practice and market practice;

7.1.5.
Caesarstone shall contribute on behalf of the Executive Officer to an insurance policy or a pension fund, as allowed by applicable law and with reference to Caesarstone's policies and procedures and the practice in peer group companies; and

7.1.6.
Caesarstone shall contribute on behalf of the Executive Officer towards work disability insurance, as allowed by applicable law and with reference to Caesarstone's policies and procedures and to the practice in peer group companies.

For the sake of clarity, non-Israeli Executive Officers may receive other similar, comparable or customary benefits and perquisites as applicable in the relevant jurisdiction in which they are employed. Such customary benefits and perquisites shall be determined based on the methods described in Section 6.3 of this Compensation Policy (with the necessary changes).

7.2.
Caesarstone may offer additional benefits and perquisites to its Executive Officers, such as, but not limited to: cellular and land line phone benefits, company car and travel benefits, reimbursement of business travel expenses and other business related expenses, insurances, newspaper subscriptions, academic and professional studies, welfare activities etc., provided, however, that such additional benefits and perquisites shall be determined in accordance with Caesarstone's policies and procedures and be comparable to customary market practices.

C.	Cash Bonuses

8.	Annual Bonuses - The Objective

8.1.	Compensation in the form of annual cash bonus(es) is an important element in aligning Executive Officers' compensation with Caesarstone's objectives and business goals.

8.2.	Caesarstone's policy is to allow annual cash bonuses, which may be awarded to the Executive Officers upon the attainment of pre-set periodical objectives and personal targets.

8.3.
In the event the employment of an Executive Officer is terminated prior to the end of a fiscal year, the Company may pay such Executive Officer a full annual bonus (provided that the termination date occurs in the third or fourth quarter of such fiscal year) or a prorated one. Such bonus will become due on the termination day of the Executive Officer's engagement with Caesarstone.

9.	Annual Bonuses - The Formula

Executive Officers other than the CEO

9.1.	The annual cash bonus which may be awarded to each of Caesarstone's Executive Officers other than the CEO ("VPs") shall not exceed such VP's monthly base salary multiplied by eight (8).

9.2.
The annual bonus of Caesarstone’s VPs will be based on the measurable results of the Company, its divisions and personal objectives, and subject to a minimum threshold. Such measurable criteria will be recommended annually by Caesarstone’s CEO and approved by the Compensation Committee at the commencement of each fiscal year (or start of employment, as applicable) on the basis of, but not limited to, company, division and personal objectives. Examples of measurable criteria that will be considered include: business and operational objectives (such as revenue and operating profit objectives, initiation of new markets and products, operational efficiency); customer focus (such as customer satisfaction); project milestones (such as product implementation in production, product acceptance and new product penetration) and investment in human capital (such as employee satisfaction, employee retention and employee training and leadership programs).

The achievable  target annual bonus will be based mainly (at least 80%) on measurable criteria, and, with respect to its less significant part (up to 20%), at the CEO’s discretion, subject to any additional approval as may be required by the Companies Law, provided, however, that if so permitted by law, the annual bonus of a VP which is not a director, may be based all or in part on the CEO’s discretion based on the VP's contribution to Caesarstone.

CEO

9.3.	The annual bonus of Caesarstone’s CEO will be based on the measurable results of the Company and subject to a minimum threshold. Such measurable criteria will be set forth in the CEO engagement terms.

9.4.
The annual cash bonus which may be awarded to Caesarstone's CEO with respect to a fiscal year shall not exceed an amount equal to 2.5% of Caesarstone's net profit in such fiscal year and in any case the accumulated amount of the annual bonus and the annual base salary of the CEO shall not exceed two (2) million US dollars.

9.5.
The annual bonus will be based mainly (at least 80%) on measurable criteria, and, with respect to its less significant part (up to 20%), at the Board’s discretion, subject to any additional approval as may be required by the Companies Law.

10.	Compensation Recovery (“Clawback”)

10.1.
In the event of an accounting restatement, Caesarstone shall be entitled to recover from its Executive Officers the annual bonus compensation in the amount in which such bonus exceeded what would have been paid under the financial statements, as restated, provided that a claim is made by Caesarstone prior to the second anniversary of the fiscal year end of the restated financial statements.

10.2.	Notwithstanding the aforesaid, the compensation recovery will not be triggered in the following events:

10.2.1.	The financial restatement is required due to changes in the applicable financial reporting standards; or

10.2.2.	The Compensation Committee has determined that clawback proceedings in the specific case would be impossible, impractical or not commercially or legally efficient.

10.3.	Nothing in this Section 10 derogates from any other “clawback” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable securities laws.

11.	Special Bonuses

11.1.
Caesarstone may grant its Executive Officers a special bonus as an award for special achievements (such as in connection with mergers and acquisitions or offerings) at the CEO’s discretion (and in the CEO's case, at the Board's discretion), subject to the approval of the Compensation Committee and any additional approval as may be required by the Companies Law (the "Special Bonus").

11.2.
Caesarstone may grant a newly recruited Executive Officer a signing bonus at the CEO’s discretion (and in the CEO's case, at the Board's discretion), subject to the approval of the Compensation Committee and any additional approval as may be required by the Companies Law (the "Signing Bonus").

11.3.	The Special Bonus will not exceed six (6) monthly base salaries of the Executive Officer.

11.4.	The Signing Bonus will not exceed six (6) monthly base salaries of the Executive Officer's first annual compensation package.

12.	Non-Compete Grant

Upon termination of employment and subject to applicable law, Caesarstone may grant to its Executive Officers a non-compete grant as an incentive to refrain from competing with Caesarstone for a defined period of time. The terms and conditions of the non-compete grant shall be decided by the Board and shall not exceed such Executive Officer's monthly base salary multiplied by twelve (12).

D.	Equity Based Compensation

13.	The Objective

13.1.
The equity based compensation for Caesarstone's Executive Officers is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the Executive Officers' interests with the long term interests of Caesarstone and its shareholders, and to strengthen the retention and the motivation of Executive Officers in the long term. In addition, since equity based awards are to be structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

13.2.
The equity based compensation offered by Caesarstone is intended to be in a form of share options and/or other equity based awards, such as RSUs and share based compensation (i.e. "phantom options"), in accordance with the Company's equity incentive plan in place as may be updated from time to time.

13.3.
The fair value of the equity based compensation per vesting year at its grant date of each of Caesarstone’s VPs and CEO shall not exceed the fair value calculated with respect to an option to purchase (at an exercise price equal to the share price at the closing of trade on Nasdaq on the date of grant, subject to any applicable law or regulation) 0.2% and 1% of Caesarstone’s outstanding shares at the date of grant, respectively.

13.4.
All equity-based incentives granted to Executive Officers shall be subject to vesting periods in order to promote long-term retention of the awarded Executive Officers. Unless determined otherwise in a specific award agreement approved by the Compensation Committee and the Board, grants to Executive Officers shall vest gradually over a period of between three (3) to four (4) years.

13.5.
All other terms of the equity awards shall be in accordance with Caesarstone's incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, extend the period of time for which an award is to remain exercisable and make provisions with respect to the acceleration of the vesting period of any Executive Officer's awards, including, without limitation, in connection with changes of control, subject to any additional approval if such may be required by the Companies Law. Grant of equity based awards shall be subject to any approval required by any applicable law.

14.	General guidelines for the grant of awards

14.1.
The equity based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the Executive Officer.

14.2.	The fair value of the equity based compensation for the Executive Officers will be determined according to acceptable valuation practices at the time of grant.

E.	Retirement and Termination of Service Arrangements

15.	Advanced Notice Period and Adjustment Period

15.1.
Caesarstone may provide a VP a prior notice of termination and/or an adjustment period accumulated to up to six (6) months, during which the VP may be entitled to all of the compensation elements, and to the continuation of vesting of his options.

15.2.
Caesarstone may provide the CEO with a prior notice of termination and/or an adjustment period accumulated to up to twelve (12) months, during which the CEO may be entitled to all of the compensation elements, and to the continuation of vesting of his options.

15.3.	The Executive Officer shall be required not to compete with the Company during the advanced notice period and the adjustment period.

16.	Additional Retirement and Termination Benefits

Caesarstone shall provide additional retirement and terminations benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), and may provide additional retirement and terminations benefits and payments which will be comparable to customary market practices.

F.	Exculpation, Indemnification and Insurance

17.	Exculpation

Caesarstone may exempt its directors and Executive Officers in advance for all or any of their liability for damage in consequence of a breach of the duty of care vis-a-vis Caesarstone, to the fullest extent permitted by applicable law.

18.	Insurance and Indemnification

18.1.
Caesarstone may indemnify its directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the director or Executive Officer, as provided in the Indemnity Agreement between such individuals and Caesarstone, all subject to applicable law and the Company’s articles of association.

18.2.	Caesarstone will provide “Directors' and Officers' Liability Insurance” (the “Insurance Policy”) for its directors and Executive Officers, as follows:

18.2.1.
The limit of liability of the insurer shall not exceed US$100 million per claim and in the aggregate for the term of the policy and an additional limit of liability, exceeding the limit of liability in the policy, for defense costs in compliance with Section 66 of the Israeli Insurance Contract Law – 1981;

18.2.2.	The annual premium shall not exceed US$500,000 and the deductible shall not exceed US$300,000 per claim;

18.2.3.
The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal, shall be approved by the Compensation Committee which shall determine whether (i) the sums are reasonable considering the Caesarstone's exposures, the scope of coverage and market conditions and (ii) the Insurance Policy reflects then prevailing market conditions, and, provided, further, that the Insurance Policy shall not materially affect the Company's profitability, assets or liabilities; and

18.2.4.
The insurance terms and conditions will be the subject of negotiations between the Company and the insurer (and if necessary alternative quotations will be considered).  The insurance coverage is and will be extended to indemnify the Company for losses it may incur that derive from a claim against it concerning a wrongful act of the Company alleging a breach of the securities laws. The policy may include priorities for payment of any insurance benefits pursuant to which the rights of the directors and Officers to receive indemnity from the Insurer takes precedence over the right of the Company itself.

18.3.	Should a change in profile risk of the Company occur, the Company shall be entitled, always subject to the approval of the Compensation Committee to the following:

18.3.1.	To enter into an Insurance Policy of up to seven (7) years, with the same insurer or any other insurance;

18.3.2.
The limit of liability of the insurer shall not exceed US$100 million per claim and in the aggregate for the term of the policy and an additional limit of liability exceeding the limit of liability in the policy for defense costs in compliance with Section 66 of the Israeli Insurance Contract Law – 1981;

18.3.3.	The annual premium shall not exceed 300% of the last paid annual premium and the deductible shall not exceed US$300,000 per claim; and

18.3.4.
The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal, shall be approved by the Compensation Committee which shall determine whether (i) the sums are reasonable considering the Caesarstone's exposures, the scope of coverage and market conditions and (ii) the Insurance Policy reflects then prevailing market conditions, and, provided, further, that the Insurance Policy shall not materially affect the Company's profitability, assets or liabilities.

18.4.
Caesarstone may extend the Insurance Policy in place to include cover for liability pursuant to a future public offering of securities, provided, however, that the insurance transaction complies with the following conditions:

18.4.1.	The additional premium for such extension of liability coverage shall not exceed 50% of the previously paid annual premium; and

18.4.2.
The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal, shall be approved by the Compensation Committee which shall determine whether (i) the sums are reasonable considering the Caesarstone's exposures, the scope of coverage and market conditions and (ii) the Insurance Policy reflects then prevailing market conditions, and, provided, further, that the Insurance Policy shall not materially affect the Company's profitability, assets or liabilities.

18.5.	The Insurance Policy, indemnification and Exculpation shall be subject to any additional approvals as may be required under any applicable law.

G.	Arrangements upon Change of Control

19.
The following benefits and perquisites may be granted to the Executive Officers in addition to the benefits and perquisites applicable in the case of any retirement or termination of service upon a "Change of Control" following of which the employment of such Executive Officer is terminated or adversely adjusted in a material way:

19.1.	Vesting acceleration of outstanding options.

19.2.	Extension of the exercising period of options for Caesarstone’s VPs and CEO for a period of up to one (1) year and two (2) years, respectively, following the date of employment termination.

19.3.
Up to an additional six (6) months of continued base salary, benefits and perquisites following the date of employment termination (the “Additional Adjustment Period”). For avoidance of doubt, such additional Adjustment Period shall be in addition to the advance notice and adjustment periods pursuant to Section 15 of this Compensation Policy.

19.4.	In the case of the CEO, a cash bonus equal to twelve (12) monthly base salaries.

H.	Board of Directors Compensation

20.1.
All Caesarstone’s Board members, excluding the chairman of the Board, the external directors and independent directors, shall be entitled to a compensation as shall be determined from time to time and approved by the Compensation Committee, the Board and the Company's shareholders, based on the director's relevant skills and experience, up to, on annual basis, the total compensation payable annually to the Company's external and independent directors.

20.2.
The compensation of the Company’s external directors and independent directors shall be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as such regulations may be amended from time to time (“Compensation of Directors Regulations”).

20.3.
The chairman of the Board shall be entitled to an annual base compensation that shall not exceed five (5) times the total annual compensation of an external director ((assuming a total of nine (9) board and its committee meetings per year)). In addition, the chairman of the Board may be granted an annual bonus based on measurable parameters to be defined by the Compensation Committee, the Board and approved by the Company's shareholders, which shall amount to up to 50% of the chairman's annual base compensation.

20.4.	In addition, members of Caesarstone’s Board may be entitled to expenses' reimbursement when traveling abroad on behalf of Caesarstone.

I.	Miscellaneous

21.1.
Subject to any applicable law, the Board may determine that none or only part of the payments, benefits and perquisites shall be granted, and is authorized to cancel or suspend a compensation package or part of it.

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This Policy is designed solely for the benefit of Caesarstone and none of the provisions thereof are intended to provide any rights or remedies to any person other than Caesarstone.